Exhibit 21.1

Subsidiaries of Conifer Holdings, Inc.

Subsidiary	State of Formation
Conifer Insurance Company	Michigan
Red Cedar Insurance Company	District of Columbia
White Pine Insurance Company	Michigan
VSRM, Inc.	Michigan